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RIVERSOURCE LIFE INSURANCE COMPANY
70100 Ameriprise Financial Center
Minneapolis, MN 55474

1-800-541-2251

             WAIVER OF MONTHLY DEDUCTION RIDER FOR TOTAL DISABILITY

Based on the application for this rider and the payment of its monthly deduction, this rider is made a part of the policy. This rider is subject to all policy terms and provisions unless this rider changes them. This rider does not increase Your policy values.


RIDER BENEFIT

We will waive the monthly deductions for the policy if the Insured becomes Totally Disabled and meets the requirements described in this rider.

Total Disability must begin while this rider is in force and must continue for a period of 180 consecutive days, except that the 180 consecutive days may be interrupted by a period of up to 20 accumulated days during which the Insured is not Totally Disabled.

If Total Disability begins before the Insured's Attained Insurance Age 60 Anniversary, We will waive monthly deductions until the Insured's Attained Insurance Age 120 Anniversary.

If Total Disability begins on or after the Insured's Attained Insurance Age 60 Anniversary, We will waive monthly deductions until the greater of the Insured's Attained Insurance Age 65 Anniversary, or 2 years (24 months) following the date Total Disability begins. The waived monthly deductions will not be deducted from the policy Proceeds.

The waiver of monthly deductions will apply to this rider and all other riders attached to the policy unless stated otherwise under Policy Data.

Until Your claim is approved, You must pay the premiums needed so that Your policy does not lapse, as provided in the grace period provision of the policy. We will also take monthly deductions as usual.

If Total Disability begins within the grace period for the policy, payment of premium sufficient to avoid lapse of the policy must be made, before We approve the waiver benefit.

If We approve Your claim, premiums you paid during Total Disability that exceed the amount required to prevent policy lapse will be refunded to You, if You so request.

If We approve Your claim, monthly deductions taken during Total Disability will be restored to the policy value. The policy value will then be equal to the policy value as if the monthly deductions were never taken.

For any month that the monthly deductions are waived, any minimum initial premium and any no lapse guarantee premium, as described in the Premiums section of the policy, for that month will be zero.

All benefits included under the policy shall continue in force, subject to the policy loan provisions, and if applicable, the investment performance of any segregated asset account included as part of the policy value.

DEFINITION OF TOTAL DISABILITY

Total Disability must begin while this rider is in force. During the first 24 months, Total Disability means the complete inability of the Insured, due to bodily injury or disease, to perform all of the material and substantial duties of his or her regular occupation at the time of disability. After 24 months of such continuous disability, Total Disability will mean the Insured's complete inability to engage in any gainful occupation for which he or she is reasonably fitted by education, training, or experience.

RECURRENT DISABILITY

Once the waiver benefit has been approved and the Insured should then unsuccessfully attempt to return to work, We will not require the Insured to re-qualify for the benefit if the later Total Disability is considered a reoccurrence of the prior period of Total Disability. We will consider a Total Disability to be a reoccurrence of a prior period of Total Disability if:

1.   the prior and later Total Disability are due to the same or related cause;
     and

2. the later period of Total Disability occurs within 31 days of the prior period of Total Disability.

CERTAIN LOSSES CONSIDERED TOTAL DISABILITY

The total and irrecoverable loss of the following will also be considered Total Disability even if the Insured performs in an occupation:

1.   the sight of both eyes; or

2.   the use of both hands; or

3.   the use of both feet; or

4.   the use of one hand and one foot.

Such loss must occur or first appear after the effective date of this rider and while the rider is in effect.

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RIDER EXCLUSIONS

We will not waive any monthly deduction if Total Disability results from or is contributed to by:

1. any attempt at suicide, or intentionally self-inflicted injury, while sane or insane; or

2.   committing or attempting to commit a felony; or

3.   active participation in a riot, insurrection or terrorist activity; or

4. voluntary intake or use by any means of any drug, unless prescribed or administered by a physician and taken in accordance with the physician's instructions; or

5. voluntary intake or use by any means of any poison, gas or fumes, unless a direct result of an occupational accident; or

6. intoxication as defined by the jurisdiction where the Total Disability occurred; or

7. any condition disclosed in the application and explicitly excluded in a form attached to the policy; or

8.   war or act of war, subject to the following;

     (a) as a result of war or act of war, if the cause of Total Disability occurs while the Insured is serving in the military, naval or air forces of any country, combination of countries or international organization, provided such Total Disability occurs while in such forces or within six months after termination of service in such forces; or

     (b) as a result of the special hazards incident to service in the military, naval or air forces of any country, combination of countries or international organization, if the cause of Total Disability occurs while the Insured is serving in such forces and is outside the home area, provided such Total Disability occurs outside the home area or within six months after the Insured's return to the home area or area in such forces or within six months after the termination of service in such forces, whichever is earlier; or

     (c) as a result of war or an act of war while the Insured is serving in any civilian non-combatant unit serving with such forces, provided such Total Disability occurs while serving in such unit or within six months after termination of service in such unit, whichever is earlier; or

     (d) as a result of the special hazards incident to service in any civilian non-combatant unit serving with such forces, if the cause of Total Disability occurs while the Insured is serving in such unit and is outside the home area, provided such Total Disability occurs outside the home area or within six months after the Insured's return to the home area while serving in such unit or within six months after the termination of service in such unit, whichever is earlier; or

     (e) as a result of war or an act of war, within two years from the date of issue of the policy, while the Insured is not serving in such forces or units, if the cause of Total Disability occurs while the Insured is outside the home area, provided such Total Disability occurs outside the home area or within six months after the Insured's return to the home area.

If in the application the Insured represents that he or she is a member of the military, military reserves, or the National Guard, whether active or inactive, Total Disability as a result of war or any act related to military service shall not be excluded from the benefits of the policy.

"Home area" is defined to include at least the 50 states of the United States and its territories, the District of Columbia and Canada.

"War" includes, but is not limited to, declared war, and armed aggression by one or more countries resisted on orders of any other country, combination of countries or international organization.

"Act of war" means any act peculiar to military, naval or air operations in time of war.

COVERAGE UNDER THE POLICY DURING DISABILITY

During a period of Total Disability, You may not:

1.   increase the specified amount of the policy; or

2.   make changes to the death benefit option; or

3.   increase any benefits under the policy or any riders attached to it.

PROOF OF TOTAL DISABILITY

We must receive proof of Total Disability in Our home office within one year after the monthly date of the monthly deduction that You ask Us waive. If You do not give Us proof within this time, Your claim will not be affected if proof was given as soon as reasonably possible. Otherwise, We will not waive monthly deductions made more than one year before proof was furnished.

At reasonable intervals, not more frequently than every 30 days, We have the right to require proof, including a medical examination, that Total Disability is continuing. If We require a medical examination as proof, it will be at Our expense. After 2 years We will only require proof no more than once in any 12 month period. If such proof is not given when required, no further premiums will be waived.

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WAIVER OF MONTHLY DEDUCTION FOR INVOLUNTARY UNEMPLOYMENT

After 90 consecutive days of the Insured collecting unemployment benefits, monthly deductions due during the 12 months following the start of unemployment benefits will be waived. This benefit will apply only to periods of unemployment that begin on or after one year from the Policy Date. Monthly deductions that were due and paid during the first 90 consecutive days that the Insured collected unemployment benefits will be restored to the Policy Value. The waiver of monthly deduction benefit for involuntary unemployment is available one time during the Insured's lifetime.

To be eligible for this waiver, the Insured must submit to Us proof of involuntary unemployment in the form of a determination letter from the appropriate jurisdiction's Department of Labor indicating that the Insured has qualified for unemployment benefits and has been receiving unemployment benefits for 90 consecutive days.

Any claim of Total Disability that becomes effective while monthly deductions are being waived due to involuntary unemployment will terminate the waiver of monthly deduction claim due to involuntary unemployment.

MONTHLY DEDUCTION FOR THE COST OF THIS RIDER

While this rider is in force, a monthly deduction for the cost of this rider is taken from the policy value. The monthly deduction amount for this rider can be determined from the Waiver of Monthly Deduction

Rider for Total Disability Guaranteed Maximum Monthly Cost of Insurance Rates shown under Policy Data.

RIDER INCONTESTABILITY

After this rider has been in force during the Insured's lifetime for two years from its effective date, We cannot contest this rider. The two year period will not include time during which the Insured is Totally Disabled.

RIDER TERMINATION

Coverage under this rider will end on the earliest of the following:

1.   the date the policy Terminates; or

2.   the date of death of the Insured; or

3. the Monthly Date on or next following the effective date of Your request, by Written Request, or other requests acceptable to Us, that coverage terminates;or

4.   the Expiration Date for this rider shown under Policy Data.

The effective date of Your request is the date We receive Your Written Request, or a later date if specified in Your request. If We accept a request for termination by other than Written Request, the effective date of Your request is the date We receive Your request, or a later date if specified in Your request.

Termination of this rider will not affect a valid claim for benefits for Total Disability that starts before the termination.

This rider is issued as of the Policy Date of the policy unless a different date is shown under Policy Data.

RIVERSOURCE LIFE INSURANCE COMPANY

-s- Thomos R. Moore
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SECRETARY

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